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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO.      1     ) *
                                         -----------

                           AMERICA MOVIL S.A. DE C.V.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 AMERICAN DEPOSITORY RECEIPT AND CLASS L SHARES
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   02364W105
                      ------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (3-98)

CUSIP No. 02364W105
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.        Brandes Investment Partners, LLC
     I.R.S. Identification Nos. of
     above persons (entities only).     33-0704072
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization    Delaware
--------------------------------------------------------------------------------

Number of           5.  Sole Voting Power
Shares Bene-        ------------------------------------------------------------
ficially owned      6.  Shared Voting Power       44,390,081 ADR and 615,500 ORD
by Each             ------------------------------------------------------------
Reporting           7.  Sole Dispositive Power
Person With:        ------------------------------------------------------------
                    8.  Shared Dispositive Power
                                                  53,512,277 ADR and 615,500 ORD
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     53,512,277 ADR and 615,500 ORD
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                    [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     8.3%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See IA, PN Instructions)
     IA, PN
--------------------------------------------------------------------------------

CUSIP No. 02364W105
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.        Brandes Investment Partners, Inc.
     I.R.S. Identification Nos. of
     above persons (entities only).     33-0090873
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization    California
--------------------------------------------------------------------------------

Number of           5.  Sole Voting Power
Shares Bene-        ------------------------------------------------------------
ficially owned      6.  Shared Voting Power       44,390,081 ADR and 615,500 ORD
by Each             ------------------------------------------------------------
Reporting           7.  Sole Dispositive Power
Person With:        ------------------------------------------------------------
                    8.  Shared Dispositive Power
                                                  53,512,277 ADR and 615,500 ORD
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     53,512,277 ADR and 615,500 ORD shares are deemed to be beneficially owned by Brandes Investment Partners, Inc., as a control person of the investment adviser. Brandes Investment Partners, Inc. disclaims any direct ownership of the shares reported in this Schedule 13G, except for an amount that is substantially  less  than one per cent of the  number  of  shares  reported herein.
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                    [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     8.3%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     CO, OO (Control Person)
--------------------------------------------------------------------------------

CUSIP No. 02364W105
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.        Brandes Worldwide Holdings, L.P.
     I.R.S. Identification Nos. of
     above persons (entities only).     33-0836630
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization    Delaware
--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power
Shares Bene-        ------------------------------------------------------------
ficially owned      6.   Shared Voting Power      44,390,081 ADR and 615,500 ORD
by Each             ------------------------------------------------------------
Reporting           7.   Sole Dispositive Power
Person With:        ------------------------------------------------------------
                    8.   Shared Dispositive Power
                                                  53,512,277 ADR and 615,500 ORD
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     53,512,277 ADR and 615,500 ORD shares are deemed to be beneficially owned by Brandes Worldwide Holdings, L.P., as a control person of the investment adviser. Brandes Worldwide Holdings, L.P. disclaims any direct ownership of the shares reported in this Schedule 13G.
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                    [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     8.3%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     PN, OO (Control Person)
--------------------------------------------------------------------------------

CUSIP No. 02364W105
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.             Charles H. Brandes
     I.R.S. Identification Nos.
     of above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization    USA
--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power
Shares Bene-        ------------------------------------------------------------
ficially owned      6.   Shared Voting Power      44,390,081 ADR and 615,500 ORD
by Each             ------------------------------------------------------------
Reporting           7.   Sole Dispositive Power
Person With:        ------------------------------------------------------------
                    8.   Shared Dispositive Power
                                                  53,512,277 ADR and 615,500 ORD
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     53,512,277 ADR and 615,500 ORD shares are deemed to be beneficially owned by Charles H. Brandes, a control person of the investment adviser. Mr. Brandes disclaims any direct ownership of the shares reported in this
     Schedule 13G, except for an amount that is substantially less than one per cent of the number of shares reported herein.
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                    [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     8.3%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     IN, OO (Control Person)
--------------------------------------------------------------------------------

CUSIP No. 02364W105
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.             Glenn R. Carlson
     I.R.S. Identification Nos. of
     above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization    USA
--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power
Shares Bene-        ------------------------------------------------------------
ficially owned      6.   Shared Voting Power      44,390,081 ADR and 615,500 ORD
by Each             ------------------------------------------------------------
Reporting           7.   Sole Dispositive Power
Person With:        ------------------------------------------------------------
                    8.   Shared Dispositive Power
                                                  53,512,277 ADR and 615,500 ORD
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     53,512,277 ADR and 615,500 ORD shares are deemed to be beneficially owned by Glenn R. Carlson, a control person of the investment adviser. Mr. Carlson disclaims any direct ownership of the shares reported in this
     Schedule 13G, except for an amount that is substantially less than one per cent of the number of shares reported herein.
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                    [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     8.3%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     IN, OO (Control Person)
--------------------------------------------------------------------------------

                                                                    Page 7 or 17

CUSIP No. 02364W105
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.             Jeffrey A. Busby
     I.R.S. Identification Nos. of
     above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization    USA
--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power
Shares Bene-        ------------------------------------------------------------
ficially owned      6.   Shared Voting Power      44,390,081 ADR and 615,500 ORD
by Each             ------------------------------------------------------------
Reporting           7.   Sole Dispositive Power
Person With:        ------------------------------------------------------------
                    8.   Shared Dispositive Power
                                                  53,512,277 ADR and 615,500 ORD
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     53,512,277 ADR and 615,500 ORD shares are deemed to be beneficially owned by Jeffrey A. Busby, a control person of the investment adviser. Mr. Busby disclaims any direct ownership of the shares reported in this Schedule 13G, except for an amount that is substantially less than one per cent of the number of shares reported herein.
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                    [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     8.3%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     IN, OO (Control Person)
--------------------------------------------------------------------------------

Item 1(a)      Name of Issuer:

               America Movil S.A. de C.V.

Item 1(b)      Address of Issuer's Principal Executive Offices:

               Lago Alberto 366, Col. Anahuac, 11320 Mexico DF, Mexico

Item 2(a)      Name of Person Filing:

               (i)   Brandes Investment Partners, LLC

               (ii)  Brandes Investment Partners, Inc.

               (iii) Brandes Worldwide Holdings, L.P.

               (iv)  Charles H. Brandes

               (v)   Glenn R. Carlson

               (vi)  Jeffrey A. Busby

Item 2(b)      Address of Principal Business office or, if None, Residence:

               (i)   11988 El Camino Real, Suite 500, San Diego, CA 92130

               (ii)  11988 El Camino Real, Suite 500, San Diego, CA 92130

               (iii) 11988 El Camino Real, Suite 500, San Diego, CA 92130

               (iv)  11988 El Camino Real, Suite 500, San Diego, CA 92130

               (v)   11988 El Camino Real, Suite 500, San Diego, CA 92130

               (vi)  11988 El Camino Real, Suite 500, San Diego, CA 92130

Item 2(c)      Citizenship

               (i)   Delaware

               (ii)  California

               (iii) Delaware

               (iv)  USA

               (v)   USA

               (vi)  USA

Item 2(d)      Title of Class Securities:

               American Depository Receipt and Class L Shares

Item 2(e)      CUSIP Number:

               02364W105

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

               (a)  |_|  Broker or dealer registered under section 15 of the Act
                         (15 U.S.C. 78o).

               (b)  |_|  Bank  as  defined  in  section  3(a)(6)  of the Act (15
                         U.S.C. 78c).

               (c)  |_|  Insurance company as defined in section 3(a)(19) of the
                         Act (15 U.S.C. 78c).

               (d)  |_|  Investment  company  registered  under section 8 of the
                         Investment Company Act (15 U.S.C. 80a-8).

               (e)  |_|  An   investment   adviser   in   accordance   with  ss.
                         240.13d-1(b)(1)(ii)(E).

               (f)  |_|  An  employee   benefit  plan  or   endowment   fund  in
                         accordance with ss. 240.13d-1(b)(ii)(F).

               (g)  |_|  A  parent   holding   company  or  control   person  in
                         accordance with ss. 240.13d-1(b)(1)(ii)(G).

               (h)  |_|  A savings association as defined in Section 3(b) of the
                         Federal Deposit Insurance Act (12 U.S.C. 1813).

               (i)  |_|  A church plan that is excluded  from the  definition of
                         an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

               (j)  |X|  Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

               This statement is filed by Brandes Investment Partners, LLC, an investment adviser registered under the Investment Advisers Act of 1940, its control persons and its holding company. (See, also, Exhibit A.)

Item 4.        Ownership:

               (a)  Amount Beneficially Owned: 53,512,277 ADR and 615,500 ORD
                                               ------------------------------
               (b)  Percent of Class: 8.3%
                                      -----
               (c)  Number of shares as to which the joint filers have:

                    (i)   sole power to vote or to direct the vote: 0
                                                                    -----------
                    (ii)  shared power to vote or to direct the vote:
                          44,390,081 ADR and 615,500 ORD
                          ------------------------------
                    (iii) sole power to dispose or to direct the disposition of:
                          0
                          ----------
                    (iv) shared power to dispose or to direct the disposition
                         of: 53,512,277 ADR and 615,500 ORD
                             ------------------------------

Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following | |. N/A

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               N/A

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported on By the Parent Holding Company.

               N/A

Item 8.        Identification and Classification of Members of the Group.

               SEE EXHIBIT A

Item 9.        Notice of Dissolution of Group.

               N/A

Item 10.       Certification:

               (a)  The  following   certification  shall  be  included  if  the
                    statement is filed pursuant to ss. 240.13d-1(b):

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2003
                                        BRANDES INVESTMENT PARTNERS, LLC

                                        By: /s/ Adelaide Pund
                                            ------------------------------------
                                        Adelaide Pund as Attorney-In-Fact for
                                        Charles H. Brandes, President of
                                        Brandes Investment Partners, Inc.,
                                        a Member

                                        BRANDES INVESTMENT PARTNERS, INC.

                                        By: /s/ Adelaide Pund
                                            ------------------------------------
                                        Adelaide Pund as Attorney-In-Fact for
                                        Charles H. Brandes, President


                                        BRANDES WORLDWIDE HOLDINGS, L.P.

                                        By: /s/ Adelaide Pund
                                            ------------------------------------
                                        Adelaide Pund as Attorney-In-Fact for
                                        Charles H. Brandes, President of
                                        Brandes Investment Partners, Inc.,
                                        its General Partner


                                        By: /s/ Adelaide Pund
                                            ------------------------------------
                                        Adelaide Pund as Attorney-In-Fact for
                                        Charles H. Brandes, Control Person


                                        By: /s/ Adelaide Pund
                                            ------------------------------------
                                        Adelaide Pund as Attorney-In-Fact for
                                        Glenn R. Carlson, Control Person


                                        By: /s/ Adelaide Pund
                                            ------------------------------------
                                        Adelaide Pund as Attorney-In-Fact for
                                        Jeffrey A. Busby, Control Person

EXHIBIT A
        -

            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
            ---------------------------------------------------------

Pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, the members of the group making this joint filing are identified and classified as follows:

              NAME                            CLASSIFICATION
              ----                            --------------
Brandes Investment Partners, LLC      Investment adviser registered under
(the "Investment Adviser")            Investment Advisers Act of 1940

Brandes Investment Partners, Inc.     A control person of the Investment Adviser

Brandes Worldwide Holdings, L.P.      A control person of the Investment Adviser

Charles H. Brandes                    A control person of the Investment Adviser

Glenn R. Carlson                      A control person of the Investment Adviser

Jeffrey A. Busby                      A control person of the Investment Adviser

EXHIBIT B
        -

                  JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1
                  ---------------------------------------------

This agreement is made pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated:  February 14, 2003

                                    BRANDES INVESTMENT PARTNERS, LLC

                                    By: /s/ Charles H. Brandes
                                        ------------------------------------
                                        Charles H. Brandes, President of
                                        Brandes Investment Partners, Inc.,
                                        a Member

                                    BRANDES INVESTMENT PARTNERS, INC.

                                    By: /s/ Charles H. Brandes
                                        ------------------------------------
                                        Charles H. Brandes, President

                                    BRANDES WORLDWIDE HOLDINGS, L.P.

                                    By: /s/ Charles H. Brandes
                                        ------------------------------------
                                        Charles H. Brandes, President of
                                        Brandes Investment Partners, Inc.,
                                        its General Partner

                                    By: /s/ Charles H. Brandes
                                        ------------------------------------
                                        Charles H. Brandes, Control Person

                                    By: /s/ Glenn R. Carlson
                                        ------------------------------------
                                        Glenn R. Carlson, Control Person

                                    By: /s/ Jeffrey A. Busby
                                        ------------------------------------
                                        Jeffrey A. Busby, Control Person

EXHIBIT C
        -

                       DISCLAIMER OF BENEFICIAL OWNERSHIP
                       ----------------------------------

Brandes Investment Partners, Inc., Brandes Worldwide Holdings, L.P., Charles H. Brandes, Glenn R. Carlson and Jeffrey A. Busby, disclaim beneficial interest as to the shares referenced above, except for an amount equal to substantially less than one percent of the shares reported on this Schedule 13G. None of these entities or individuals holds the above-referenced shares for its/his own account except on a de minimis basis.

EXHIBIT D
        -

                              POWER OF ATTORNEY FOR
                           SCHEDULES 13G AND FORMS 13F

I, Charles Brandes, as director and president of Brandes Investment Partners, Inc., which is a General Partner of Brandes Worldwide Holdings, L.P., and which is also a member of Brandes Investment Partners, LLC, hereby appoint Gerald W. Wheeler and Adelaide Pund as attorneys-in-fact and agents, in all capacities, to execute, on my behalf and on behalf of Brandes Investment Partners, Inc., Brandes Investment Partners, LLC, and Brandes Worldwide Holdings, L.P., to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13G and Forms 13F and documents relating thereto required to be filed under the Securities and Exchange Act of 1934, including exhibits, attachments and amendments thereto and request for confidential treatment of information contained therein in connection with my being a "control person" (as contemplated for purposes of Schedule 13G and Form 13F) of Brandes Investment Partners, LLC, its subsidiaries and affiliates. I hereby grant to said attorneys-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

I hereby execute this Power of Attorney as of this 14th day of February, 2003.

                              /s/ Charles H. Brandes
                              ----------------------
                              Charles H. Brandes

EXHIBIT D
        -

                       POWER OF ATTORNEY FOR SCHEDULES 13G

I, Glenn R. Carlson, hereby appoint Gerald W. Wheeler and Adelaide Pund as attorneys-in-fact and agents, in all capacities, to execute, on my behalf, and to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13G and documents relating thereto required to be filed under the Securities and Exchange Act of 1934, including exhibits, attachments and amendments thereto and request for confidential treatment of information contained therein in connection with my being a "control person" (as contemplated for purposes of Schedule 13G) of Brandes Investment Partners, LLC, its subsidiaries and affiliates. I hereby grant to said attorneys-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

I hereby execute this Power of Attorney as of this 14th day of February, 2003.

                              /s/ Glenn R. Carlson
                              --------------------
                              Glenn R. Carlson

EXHIBIT D
        -

                       POWER OF ATTORNEY FOR SCHEDULES 13G

I, Jeffrey A. Busby hereby appoint Gerald W. Wheeler and Adelaide Pund as attorneys-in-fact and agents, in all capacities, to execute, on my behalf, and to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13G and documents relating thereto required to be filed under the Securities and Exchange Act of 1934, including exhibits, attachments and amendments thereto and request for confidential treatment of information contained therein in connection with my being a "control person" (as contemplated for purposes of Schedule 13G) of Brandes Investment Partners, LLC, its subsidiaries and affiliates. I hereby grant to said attorneys-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

I hereby execute this Power of Attorney as of this 14th day of February, 2003.

                              /s/ Jeffrey A. Busby
                              --------------------
                              Jeffrey A. Busby